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Securities and Exchange Commission	SINGAPORE
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Attention: John Ganley	TORONTO
VIENNA

RE:	BlackRock Kelso Capital Corporation

Shelf Registration Statement on Form N-2

Ladies and Gentlemen:

Enclosed herewith on behalf of BlackRock Kelso Capital Corporation (the “Company”) is the initial pre-effective filing of the Company’s shelf registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933.

If you have any questions or comments or require any additional information in connection with the Company or the Registration Statement please telephone me at (212) 735-3406 or Terry Wells at (212) 735-3359.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

Enclosures